Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(Expressed in thousands of United States Dollars unless otherwise noted)
For the three-month period ended November 30, 2024

Filed: January 14, 2025

PLATINUM GROUP METALS LTD. Interim Consolidated Statements of Financial Position (in thousands of United States Dollars)
	November 30, 2024	August 31, 2024
ASSETS

Current
Cash and cash equivalents	$2,104	$3,701
Amounts receivable	187	225
Prepaid expenses	198	303
Total current assets	2,489	4,229

Performance bonds and other assets	347	313
Mineral properties (Note 3)	46,854	47,029
Property, equipment and other	480	522
Total assets	$50,170	$52,093

LIABILITIES

Current
Accounts payable and accrued liabilities	$937	$905
Total current liabilities	937	905

Asset retirement obligation	82	83
Share based liabilities (Note 5)	1,523	1,092
Lease liability	238	263
Total liabilities	$2,780	$2,343

SHAREHOLDERS' EQUITY
Share capital (Note 5)	$940,226	$939,787
Contributed surplus	34,308	34,651
Accumulated other comprehensive loss	(168,530)	(167,690)
Deficit	(781,916)	(780,002)
Total shareholders' equity attributable to
shareholders of Platinum Group Metals Ltd.	$24,088	$26,746

Non-controlling interest	23,302	23,004
Total shareholders' equity	$47,390	$49,750
Total liabilities and shareholders' equity	$50,170	$52,093

Nature of Operations and Going Concern (Note 1)

Lion Battery Technologies Inc (Note 4)

Contingencies and Commitments (Note 7)

Approved by the Board of Directors and authorized for issue on January 14, 2025

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.
2

PLATINUM GROUP METALS LTD. Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (in thousands of United States Dollars except share and per share data)
	Three months ended
	November 30, 2024	November 30, 2023

Expenses
General and administrative	$1,240	$1,090
Foreign exchange gain	(100)	(37)
Share of joint venture expenditures - Lion Battery (Note 5)	40	181
Stock based compensation expense	715	459
	$1,895	$1,693

Other Income
Other income	(60)	(135)
Net Loss	$1,835	$1,558

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	840	92

Comprehensive loss for the period	$2,675	$1,650

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	1,835	1,558
	$1,835	$1,558

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	2,675	1,650
	$2,675	$1,650

Basic and diluted loss per common share	$0.02	$0.02

Weighted average number of common shares outstanding:
Basic and diluted	102,570,960	101,957,602

The accompanying notes are an integral part of the consolidated financial statements.
3

PLATINUM GROUP METALS LTD. Interim Consolidated Statements of Changes in Equity (in thousands of United States Dollars, except # of Common Shares)
	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2023	100,258,030	$937,040	$33,761	$(170,337)	$(774,735)	$25,729	$21,645	$47,374

Stock based compensation	-	-	503	-	-	503	-	503
Share issuance - financing	2,118,645	2,500	-	-	-	2,500	-	2,500
Share issuance costs	-	(89)	-	-	-	(89)	-	(89)
Contributions of Waterberg JV Co.	-	-	-	-	(127)	(127)	487	360
Currency translation adjustment	-	-	-	(92)	-	(92)	-	(92)
Net loss for the period	-	-	-	-	(1,558)	(1,558)	-	(1,558)
Balance November 30, 2023	102,376,675	$939,451	$34,264	$(170,429)	$(776,420)	$26,866	$22,132	48,998

Stock based compensation	-	-	880	-	-	880	-	880
Restricted share units redeemed	103,473	386	(493)	-	-	(107)	-	(107)
Share issuance costs	-	(50)	-	-	-	(50)	-	(50)
Dilution of non-controlling interest	-	-	-	25	(289)	(264)	(62)	(326)
Contributions of Waterberg JV Co.	-	-	-	-	(244)	(244)	934	690
Currency translation adjustment	-	-	-	2,714	-	2,714	-	2,714
Net loss for the period	-	-	-	-	(3,049)	(3,049)	-	(3,049)
Balance August 31, 2024	102,480,148	939,787	34,651	(167,690)	(780,002)	26,746	23,004	49,750

Stock based compensation	-	-	292	-	-	292	-	292
Share options exercised	207,398	710	(635)	-	-	75	-	75
Share issuance costs	-	(271)	-	-	-	(271)	-	(271)
Contributions of Waterberg JV Co.	-	-	-	-	(79)	(79)	298	219
Currency translation adjustment	-	-	-	(840)	-	(840)	-	(840)
Net loss for the period	-	-	-	-	(1,835)	(1,835)	-	(1,835)
Balance November 30, 2024	102,687,546	$940,226	$34,308	$(168,530)	$(781,916)	$24,088	23,302	47,390

The accompanying notes are an integral part of the consolidated financial statements.
4

PLATINUM GROUP METALS LTD. Interim Consolidated Statements of Cash Flows (in thousands of United States Dollars)
	Three-month period ended
	November 30, 2024	November 30, 2023

OPERATING ACTIVITIES
Loss for the period	$(1,835)	$(1,558)

Add items not affecting cash / adjustments:
Depreciation	17	18
Unrealized foreign exchange gain	(140)	(62)
Stock based compensation expense	715	459
Share of joint venture expenditures	40	182
Directors' fees paid in deferred share units	45	45
Net change in non-cash working capital (Note 8)	372	(1)
	$(786)	$(917)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$-	$2,500
Equity issuance costs	(270)	(89)
Lease payments made	(23)	(22)
Cash received from option exercises	75	-
	$(218)	$2,389

INVESTING ACTIVITIES
Performance bonds	$(39)	$(17)
Investment in Lion	(40)	(182)
Expenditures incurred on Waterberg Project	(591)	(1,202)
	$(670)	$(1,401)

Net (decrease) increase in cash	(1,674)	71
Effect of foreign exchange on cash	77	45
Cash, beginning of period	3,701	6,989

Cash, end of period	$2,104	$7,105

The accompanying notes are an integral part of the consolidated financial statements.
5

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America.  The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company's head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning a majority of Lion's shares.  The Company's subsidiaries and joint ventures as at November 30, 2024 are as follows:

		Place of incorporation and operation	Proportion of ownership interest
	Principal activity		November 30, 2024	August 31, 2024

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited	Development	South Africa	49.90%	49.90%
Waterberg JV Resources (Pty) Ltd.	Development	South Africa	37.19%	37.19%
Lion Battery Technologies Inc.	Research	Canada	52.04%	52.08%

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.

At November 30, 2024 the Company had working capital of $1,552 and a cash balance of $2,104. During the period ended November 30, 2024 the Company incurred a net loss of $1,835 and cash outflows from operating activities of $786.

On November 13, 2024, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. On December 5, 2024 the Company entered into an Equity Distribution Agreement for a new at-the-market equity program.  Management believes the Company will be required to source additional financing by way of private or public offerings of equity to meet the Company's obligations and continue operations for at least the next twelve months. These conditions indicate the existence of material uncertainties that raise substantial doubt upon the Company's ability to continue as a going concern.

The continued operations of the Company and the recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the development of the Waterberg Project and bring it to future profitable production. The Company does not generate cash flows from operations to fund its activities and therefore relies principally on the issuance of securities for financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Should the Company be unable to continue as a going concern, the financial position, results of operations, and cash flows reported in these financial statements may be subject to material adjustments. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.  The Company's material accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2024.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period-end rate: R18.0471 (August 31, 2024 R17.7676)

Period average rate: R17.7133 (November 30, 2023 R18.8412)

CAD/USD

Period-end rate: C$1.4010 (August 31, 2024 C$1.3491)

Period average rate: C$1.3758 (November 30, 2023 C$1.3655)

Adoption of Amendments to the Accounting Standards

In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The adoption of the amendments to the standard did not materially impact the financial statements of the Company

3. MINERAL PROPERTIES

Waterberg Project

The Company's only active mineral property is the Waterberg Project, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane.  To November 30, 2024, an aggregate total of $89.7 million has been funded by all parties for exploration and engineering on the Waterberg Project.  Exploration and evaluation expenditures for the Waterberg Project have been capitalized.  Until the Waterberg prospecting rights were transferred to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") in 2017, all costs incurred by other joint venture partners were treated as cost recoveries by the Company.

Total capitalized costs for the Waterberg Project are as follows:

Balance August 31, 2023	$41,614
Additions	3,016
Foreign currency translation adjustment	2,399
Balance August 31, 2024	$47,029
Additions	609
Foreign currency translation adjustment	(784)
Balance November 30, 2024	$46,854

7

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Waterberg Mining Right

On January 28, 2021, the South African Department of Mineral Resources and Energy ("DMRE") issued a letter to Waterberg JV Co. notifying the Company that a mining right (the "Waterberg Mining Right") had been granted.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and currently remains active.  At November 30, 2024, the Waterberg Project covered an area of 29,161 hectares consisting of the 20,482 hectare Waterberg Mining Right, one active prospecting right, and one application for the incorporation of two adjacent farms into the Waterberg Mining Right.

History of Acquisition

The Company acquired the prospecting rights which became the Waterberg Project by staking and a series of transactions during the period from approximately 2009 to 2012.

On September 21, 2017, Waterberg JV Co. acquired all Waterberg Project prospecting rights in exchange for the issue of shares to all existing Waterberg joint venture partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") holding a 28.35% interest and Mnombo Wethu Consultants (Pty) Limited ("Mnombo"), as the Company's BEE partner, holding 26%.

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a strategic transaction to sell to Implats 15% of Waterberg JV Co. for $30 million.  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option to acquire a controlling interest in the Waterberg Project, which was later terminated in June 2020, as well as a right of first refusal to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.  JOGMEC, or their nominee, retained a right to receive refined mineral products at the volumes produced from the Waterberg Project as well as a right to purchase or direct the sale of all or part of the project concentrate (the "Metal Rights").

In March 2019, JOGMEC completed the sale of a 9.755% interest in Waterberg JV Co. and the Metal Rights to Hanwa Co., Ltd.

On December 12, 2023, Implats advised that in the current metal price environment Implats was halting capital expenditures across its portfolio and therefore could not fund their pro rata share of approved Waterberg cash calls.  The Company elected to cover Implats pro rata share of approved cash calls and since December 12, 2023 Implats' interest in Waterberg JV Co. has diluted from 15.0% to 14.86% while the Company's direct interest in Waterberg JV Co. has increased concurrently.  Implats has advised Waterberg JV Co. that they will consider the funding of subsequent cash calls as future circumstances allow.

Appeals and Legal Matters

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021 grant of the Waterberg Mining Right by the DMRE.  Many of the applicants participated in the earlier and unsuccessful appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMRE dismissing their appeals on or about October 13, 2022.  The two farms in question are not planned to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

8

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives.  Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below).  All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate five year period.  Amplats and the Company have funded Lion equally for an aggregate $4.69 million as of November 30, 2024 as follows:

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500
February 2023	$590
June 2023	$560
November 2023	$362
December 2023	$100
October 2024	$80
Total	$4,692

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  As the research was completed and milestones were achieved further tranches have been forwarded to FIU with a seventh tranche of funding of $117 advanced in December 2023.  Lion has provided aggregate research funding and patent filing fees to FIU in the amount of $3.85 million as of November 30, 2024.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

5. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Shares Issued

Fiscal 2025

On November 13, 2024, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. No shares have been issued under either the Canadian and the U.S. filings.

During the period ended November 30, 2024, 207,398 shares were issued pursuant to option exercises.  Subsequent to period end, 12,000 shares were issued pursuant to an option exercise and 33,368 shares were issued in settlement of vested RSUs (as defined below).

9

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Fiscal 2024

On September 18, 2023, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 2,118,645 common shares at a price of $1.18 each for gross proceeds of $2.5 million returning HCI's ownership in the Company to approximately 26%.

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its share compensation plan with directors, officers, consultants and employees.  Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2023	4,793,837	$ 3.17
Granted	589,950	$ 1.52
Cancelled	(937,000)	$ 6.25
Expired	(647,169)	$ 2.61
Options outstanding at August 31, 2024	3,799,618	$ 2.19
Granted	467,520	$ 1.93
Exercised	(610,618)	$ 1.81
Options outstanding at November 30, 2024	3,656,520	$ 2.21

In fiscal 2025, the weighted average share price when options were exercised was $2.52.

Number Outstanding at November 30, 2024	Number Exercisable at November 30, 2024	Exercise Price in CAD	Average Remaining Contractual Life (Years)
99,000	99,000	$3.90	1.69
42,000	28,000	$3.40	1.81
21,000	14,000	$2.52	2.25
1,113,000	742,000	$2.37	2.84
1,120,000	746,667	$2.32	2.04
200,000	50,000	$2.28	3.44
467,520	-	$1.93	4.84
12,000	12,000	$1.81	0.01
582,000	188,700	$1.52	3.84
3,656,520	1,894,367		2.99

During the period ended November 30, 2024, the Company granted 467,520 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the year ended August 31, 2024, the Company granted 589,950 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the period ended November 30, 2024, the Company recorded $195 of stock compensation costs (November 30, 2023 - $384) related to share purchase options, of which $189 was expensed (November 30, 2024 - $371) and $6 was capitalized to mineral properties (November 30, 2023 - $13).

10

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

The Company used the Black-Scholes model to determine the grant date fair value of share purchase options granted.  The following assumptions were used in valuing share purchase options granted during the period and year ended November 30, 2024 and August 31, 2024 respectively:

Period ended	November 30, 2024	August 31, 2024
Risk-free interest rate	2.72%	4.48%
Expected life of options	4.1 years	4.1 years
Annualized volatility[1]	77%	79%
Forfeiture rate	0.4%	0.9%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSUs must be retained until each director leaves the board, at which time the DSUs are redeemed.

During the period ended November 30, 2024, director fees of $45 (November 30, 2023 - $45) were paid by the issuance of DSUs.  An expense of $435 (November 30, 2023 - $34 recovery) was recorded in share based compensation for the revaluation of fully vested DSUs.

At November 30, 2024 a total of 892,981 DSUs were issued and outstanding.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

During the period ended November 30, 2024, a stock compensation cost of $97 was recorded (November 30, 2023 - $120) of which $91 was expensed (November 30, 2023 - $113) and $6 was capitalized (November 30, 2023 - $7).  During the period ended November 30, 2024 the Company issued 257,600 RSUs which vest evenly on the first, second and third anniversary of issuance.  At November 30, 2024, 790,927 RSUs were issued and outstanding.

6. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are as follows:

(a) During the period ended November 30, 2024 $86 (November 30, 2023 - $79) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended November 30, 2024, the Company paid or accrued payments of $13 (November 30, 2023 - $13) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer and director in common (Frank Hallam).

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of November 30, 2024, HCI's ownership of the Company was reported at 26,955,994 common shares, representing a 26.2% interest in the Company.  In September 2023, HCI subscribed to a private placement for 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million, (see Share Capital (Note 5) for further details).

7. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $0.4 million to February 2029.

11

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$ 101	$ 266	$ 24	$ -	$ 391
Environmental Bonds	47	140	93	-	280
Totals	$ 148	$ 406	$ 117	$ -	$ 671

8. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	November 30, 2024	November 30, 2023

Amounts receivable, prepaid expenses and other assets	$125	$150
Accounts payable and other liabilities	247	(151)
	$372	$(1)

At November 30, 2024 $228 of accounts payable was capitalized to the Waterberg Project (August 31, 2024 $293).

9. SEGMENTED REPORTING

The Company operates in one segment being the development of the Waterberg Project in South Africa.  The Company operates in two geographical areas being Canada and South Africa.  Most of the Company's non-current assets are held in South Africa.

At November 30, 2024	Assets

Canada	$3,316
South Africa	46,854
$50,170

At August 31, 2024	Assets

Canada	$3,773
South Africa	48,320
$52,093

12